MAG SILVER CORP. (An exploration stage company) Management Discussion & Analysis For the period ended June 30, 2008
Dated: August 13, 2008

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX: MAG AMEX: MVG www.magsilver.com info@magsilver.com

MAG Silver Corp. is a company focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  We are based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the American Stock Exchange under the symbol MVG.  The Company is a “reporting” company in the Provinces of British Columbia, Alberta and Ontario.

This following management discussion and analysis (“MD&A”) of MAG Silver Corp. (the “Company) focuses on the financial condition and results of operations of the Company for the six months ended June 30, 2008 and 2007; is prepared as of August 13, 2008; and should be read in conjunction with the interim unaudited consolidated financial statements for the six months ended June 30, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007 together with the notes thereto.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

The risks and uncertainties faced by the Company are substantially unchanged from those described in the Company’s Annual MD&A dated March 14, 2008 and other risk factors listed from time-to-time in the Company’s Annual Information Form.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation U.S. shareholders and prospective holders of the Company’s Common Shares are also encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed from time-to-time in the Company’s Annual Information Form (“AIF”).  This AIF and additional information about the Company and its business activities are available on SEDAR at www.sedar.com.

SECOND QUARTER HIGHLIGHTS

•
In April 2008 the Company, announced assay results on the Juanicipio Property from Holes 17P and 18P on the Juanicipio Vein.  Hole 18P intersected 4,100 g/t silver over 0.60 metres, with 1.47 g/t gold, 2.02% lead and 4.07% zinc.  Hole 17P intersected 130 g/t silver over 0.60 metres, with 0.34 g/t gold, 0.06% lead and 0.08% zinc.

•	Drilling on the Sello and El Oro properties in the first quarter of 2008 failed to return results of interest and consequently, costs of $1,221,019 were written-off in April 2008.
•	In May 2008 the Company intersected 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc at its Batopilas property.
•	In May 2008 the Company intersected 4.00 metres of 192 g/t silver, 4.22% lead and 11.65% zinc and 2.78 metres of 209 g/t silver, 6.15% lead and 6.55% zinc at its 100% owned Cinco de Mayo property.
•
In June 2008, the Company reported the first resource estimate for the Valdecañas Silver Deposit. The total inferred resource estimate is 237.8 million ounces of silver grading 1,011 g/t silver, 2.06 g/t gold, 2.31% lead and 3.94% zinc. This resource estimate reflects that attributable to Minera Juanicipio S.A. DE C.V. MAG holds 44% interest in the Juanicipio Joint Venture. In August 2008, the Company filed a NI 43-101 report prepared by SRK Consulting (Canada) Inc.

•	In June 2008, the Company announced Hole QE intersected 1,198 g/t silver, 0.24 g/t gold, 2.75% lead and 5.15% zinc over 4.70 metres on the Valdecañas Vein.
•
In July 2008, the Company announced results from six holes at its Cinco de Mayo property, Holes 08-29 and 08-35 through 39, which extended the Jose Manto to an area of at least 300 metres by 400 metres.  The Company reported that Hole 08-39 cut 3.46 metres of 612 g/t silver, 11.59% lead and 13.20% zinc including 2.36 metres of 772 g/t silver, 13.42% lead and 16.39% zinc.

•	In July 2008, the Company reported that Hole GE on the Valdecañas Vein intersected two veins with one deep intersection of 1,179 g/t silver, 1.98 g/t gold, 3.01% lead and 2.21% zinc over 4.71 metres.
•	In July 2008, the Company reported that Hole QF on the Valdecañas Vein intersected 578 g/t silver, 3.85 g/t gold, 5.55% lead and 6.36% zinc over 6.20 metres.

FINANCIAL PERFORMANCE

At June 30, 2008 the Company had cash and cash equivalents on hand of $64,815,966 versus $21,936,720 for the period ended June 30, 2007 due to financings completed late in 2007 and warrant exercises completed early in 2008.  On November 27, 2007 the Company closed a bought deal private placement of 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  The Company completed a series of private placements in February 2007 for units consisting of 2,760,000 common shares and 1,380,000 warrants for gross proceeds of $20,010,000. In February 2008 all outstanding warrants were exercised for gross proceeds of $11.37 million.

After deducting interest earned for the six months ended June 30, 2008 of $1,204,755 compared to interest earned of $316,557 for the six months ended June 30, 2007, the operating loss for the second quarter of 2008 was $3,881,018 compared to operation loss of the same quarter in 2007 of $4,433,866.

The second quarter loss includes a mineral property write-off of $1,221,019 (2007: $750,277) and $2,399,621 as a non-cash charge for stock compensation expense compared to $2,747,555 in 2007. If one removes the mineral property write-off and stock compensation expense from both the current and 2007 second quarters the net loss for each period would be $260,378 and $936,034, respectively.  There is a significant difference between comparative periods due to the higher interest income earned on cash and cash equivalents in the current period.  See notes to the Company’s June 30, 2008 financial statements for more details.

General and administrative expenses for the period ended June 30, 2008, not including mineral property write off or stock compensation expenses, amounted to $1,465,133 compared to $1,252,591 in the same period of 2007.  Increases occurred in audit and accounting fees ($138,608 in 2008 versus $34,945 in 2007) due to regulatory compliance work in Canada and the USA and as a result of management’s decision to implement quarterly review engagements by the Company’s auditors.  The Company is also required to comply with Sarbanes-Oxley legislation in the USA resulting in additional costs for the review, assessment and documentation of the Company’s internal and disclosure controls as well as costs relating to an independent review and assessment of the Company’s findings.  Filing and transfer agent fees increased in the period ($134,078 in 2008 versus $78,389 in 2007) generally as a result of increased equity issues related to warrants exercised in the first quarter and due to the Company holding a shareholder’s Special Meeting in January and it’s AGM in May.  Telephone and office expenses aggregating $289,566 for the period were higher than the same period in 2007 at $193,484 due to higher activity levels and an increase in office rental costs.  Management and consulting fees increased from $422,544 for the period ended June 30, 2007 to $620,638 in the same period of 2008 due to the addition of two employees hired late 2007, the addition of two new directors in late 2007 resulting in higher non-executive directors fess; higher salaries and bonus’ paid in the first quarter.  Shareholder relations expense decreased to $135,324 during the period ended June 30, 2008 (2007 - $238,907) due to attending fewer trade shows during the period.

Other smaller expense items account for the balance of general and administrative costs for the period.  The Company occupies office space and receives administrative services on a contract basis.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
June 30, 2008	$545,586	$(1,091,881)	$(0.02)
March 31, 2008	$659,169	$(2,789,137)	$(0.05)
December 31, 2007	$387,939	$(4,080,795)	$(0.07)
September 30, 2007	$211,108	$(351,375)	$(0.01)
June 30, 2007	$200,002	$(2,181,524)	$(0.05)
March 31, 2007	$116,555	$(2,252,342)	$(0.06)
December 31, 2006	$44,407	$(818,389)	$(0.02)
September 30, 2006	$48,664	$(570,796)	$(0.015)

Explanatory Notes
(1)The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2)Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

REVIEW OF OPERATION AND PROJECTS

During the period ended June 30, 2008, the Company incurred $641,989 in property acquisition costs (2007 - $491,459) on properties where the Company holds 100% interest.  Exploration expenditures for the same period on these properties amounted to $6,151,542 (2007 - $2,318,874).  Drilling results warranted accelerated and expanded drilling programs on the Cinco de Mayo and Batopilas properties (see property reviews below) resulting in an increase in exploration expenditures for the current period.

During the period the Company held the following exploration properties on a 100% basis: (i) the Batopilas (Don Fippi) Property located in the western Sierra Madres of Chihuahua State, Mexico; (ii) the Lagartos Property Package located in the Fresnillo Silver Trend surrounding the Fresnillo and Zacatecas Silver Districts located in Zacatecas State, Mexico; (iii) the Guigui Property located in central Chihuahua State, Mexico; (iv) the Cinco de Mayo Property located in north-central Chihuahua State, Mexico; (v) the Sierra de Ramirez Property located in Durango State, Zacatecas, Mexico; and (vi) the Sello Property located in Zacatecas State, Mexico.

The Company holds 44% of Minera Juanicipio S.A. DE C.V. (“Minera Juanicipio”) which holds and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The Company is a party to a Shareholders Agreement with Fresnillo which holds the other 56% of Minera Juanicipio. The Shareholders Agreement governs the operation of Minera Juanicipio and certain corporate matters, including governance and the obligation of the shareholders to provide funds to Minera Juanicipio. During the first six months, the Company has incurred costs of $956,960 for its 44% share of exploration on the Juanicipio property compared to $516,186 during the same period in 2007.

The following discussion is an update to disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com.

Juanicipio Property

During the period the company reported more high-grade intercepts from drilling on both the Juanicipio and Valdecañas veins, and also reported the property’s first mineral resource estimate. As part of a 25,000 metre drilling program for Juanicipio, four drills were active throughout the period.

On April 16, 2008 results from Holes 18P and 17P targeting the Juanicipio Vein were announced. Hole 18P intersected 4,100 g/t (119.5 opt) silver over 0.60 metres, with 1.47 g/t gold, 2.02% lead and 4.07% zinc. Hole 17P intersected 130 g/t (3.8 opt) silver over 0.6 metres, with 0.34 g/t gold, 0.06% lead and 0.08% zinc. These results confirm the continuity and the presence of a second high grade vein on the Juanicipio property.

On June 19, 2008 returns from drilling on the Valdecañas Vein were reported. Hole QE intersected 1,198 g/t (34.9 opt) silver, 0.24 g/t gold, 2.75% lead and 5.15% zinc over 4.70 metres (true width). This included a higher grade intercept of 1,820 g/t (53.1 opt) silver, 0.16 g/t gold, 4.01% lead and 6.74% zinc over 2.82 metres (true width). Hole QE began to fill in the central portion of the eastern half of the Valdecañas vein where there had previously been a significant gap between drill intercepts and extended the high grade "bonanza" zone to almost 400 metres east of the discovery section "M".

Hole QD returned an intersection of 200 g/t (5.8 opt) silver, 0.58 g/t gold, 0.03% lead and 0.01% zinc over 0.69 metres (true width). Hole QD deviated dramatically and intersected the vein almost 250 metres west and 80 metres higher than its proposed target position. As a result, Hole QD intersected the Valdecañas Vein near or past the top of the "bonanza" zone as evidenced in part by the low base metal content.

The company announced its first mineral resource estimate on the Valdecañas Vein on June 18, 2008, provided by its Juanicipio Joint Venture partner and operator, Fresnillo plc. The total inferred resource estimate reported is 237.8 million ounces of silver of which MAG's 44% interest equates to 104.5 million ounces and Fresnillo's 56% interest equates to 133.2 million ounces. In addition to the silver, the resource estimate also contains inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).

Mineral Resource Statement, Valdecañas Silver Deposit (100%), Zacatecas, Mexico, SRK Consulting, December 31, 2007

Resource	Tonnes (M)	g/t Au	g/t Ag	Lead %	Zinc %	Gold Ounces (M)	Silver Ounces (M)	Lead Tonnes (000s)	Zinc Tonnes (000s)
Inferred	7.3	2.06	1,011	2.31	3.94	0.48	237.8	169.2	288.5

Notes:
(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates.
(2) Reported at a cut-off of 4.0 grams per tonne (g/t) gold equivalent using metal prices as follows: Gold $562/oz, Silver $10.40/oz, Lead $0.68/lb, Zinc $ 1.16/lb.
(3) Valdecañas resources reported in table above are attributable resources reflecting Minera Juanicipio’s 100% ownership of the Juanicipio Joint Venture. MAG holds a 44% interest in Minera Juanicipio.
(4) Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. “Resources” are not “Reserves” and so do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in our U.S. regulatory filings, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.

SRK Consulting (Canada), Inc. (“SRK”) prepared a technical report for the Valdecañas deposit.  On August 1, 2008 the Company filed a report on the resources in accordance with Canadian National Instrument 43-101. National Instrument 43-101 is a rule developed by the Canadian Securities Administrators which established standards for certain public disclosure of scientific and technical information concerning mineral projects. The requirements of National Instrument 43-101 are not the same as those of the SEC.

Resource Estimation Detail:  Mineral resources for the Valdecañas Vein have been estimated by Fresnillo personnel and audited by SRK. The mineral resource estimate for Valdecañas was prepared with Datamine Studio using a geostatistical block modeling approach. The resource model is based on drilling, sampling and assaying data that was acquired by competent personnel using industry best practices procedures (for information regarding Quality

Assurance and Control and Data Verification see previous press releases dated April 16, 2008 and December 20, 2007). At Valdecañas two vein structures were interpreted from 27 boreholes over a strike length of 1,600 metres on 200 metre sections. Capped metal grades were interpolated into a block model constrained by wireframes using an inverse distance algorithm with estimation parameters determined from experience in the district as there is insufficient data to model reliable variograms. The mineral resources were classified according to the JORC Code (2004 edition) primarily on the basis of distance from the nearest sample. SRK reviewed the methodology and procedures used by Fresnillo to estimate and classify the mineral resources for Valdecañas. The estimation procedures meet industry best practices. Visual sectional inspection by SRK of drill composite data compared against block model values for each metal type shows that block model values reflect input composite data.  SRK considers that all mineral resources at Valdecañas are appropriately classified as Inferred Mineral Resources. SRK also considers that infill drilling at Valdecañas on 100 metre sections will increase the confidence in the geological and grade continuity of the vein mineralization and allow better variography. The audited mineral resource statement for Valdecañas deposits as at 31 December 2007 is presented in the above table at a cut-off grade of 4.0 g/t of gold equivalent. The cut-off grade used to report mineral resources is considered by SRK to be appropriate.

Subsequent to the period ended June 30, 2008, the company reported more drilling results from the Valdecañas Vein highlighted by a deep intersection of high grade silver in Hole GE. Hole GE intersected two veins separated by 10 metres of altered and veined wall rock. The upper gold rich vein reported 123 g/t (3.6 opt) silver, 4.89 g/t gold, 1.24% lead and 4.92% zinc over 7.38 metres (true width). This included a higher grade intercept of 166 g/t (4.8 opt) silver, 5.89 g/t gold, 1.42% lead and 6.42% zinc over 3.0 metres (see longitudinal section attached). The lower silver rich vein returned 1,179 g/t (34.4 opt) silver, 1.98 g/t gold, 3.01% lead and 2.21% zinc over 4.71 metres (true width). This included a high grade gold and silver intercept of 6,310 g/t (183.9 opt) silver, 10.05 g/t gold, 7.63% lead and 5.23% zinc over 1.0 metres.

These drill results, along with those reported June 19, 2008, are not included in the total inferred resource estimate for Valdecañas.

The Juanicipio Joint Venture’s current budget for 2008 is US$4.6 million, MAG’s 44% portion being US$2.02 million. The program is directed primarily towards the delineation and assessment of the Valdecañas Vein, and exploration of the Juanicipio Vein, by diamond drilling.  The program also includes over 3,000 metres of roadwork to access drill pads for the Juanicipio Vein, as well as metallurgical work.  Almost 159 kilograms of material was collected, representing over 76 metres of core and grading 1,486 g/t silver (43.3 opt), 2.67 g/t gold, 3.99% lead, 4.94% zinc and 0.12% copper. Results of the testing are pending.

The Company has spent a cumulative total of $7,436,733 in exploration costs at Juanicipio to June 30, 2008 (2007 - $2,641,237), including $956,960 during the period.

Cinco de Mayo Property

Cinco de Mayo, a 15,000 hectare property in northern Chihuahua State, is one of the company’s three 100%-owned, district-scale Carbonate Replacement Deposit (CRD) projects in Mexico.

Following the successful drilling in 2007 and in the first quarter of 2008, the Company has accelerated its drilling activity for 2008. The program is expanding the “Jose Manto” discovery in Hole 07-20, reported in February 2008, which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 opt) silver, 6.4% lead and 7.0% zinc.

On May 14, 2008 the Company announced results from Holes 08-22 through 08-28 which cut the Jose Manto over an area of approximately 250 by 250 metres. Highlights included Hole 08-28 reporting 4.00 metres of 192 g/t silver (5.6 opt), 4.22% lead and 11.65% zinc and Hole 08-22 which returned 2.78 metres of 209 g/t (6.1 opt) silver, 6.15% lead and 6.55% zinc. Intercepts are believed to be true widths. Mineralization is open in all directions and two rigs are currently drilling systematic 25 to 50 metre offsets of these holes to define the axis of maximum thickness of the manto and trace it towards its source.

Subsequent to the period end, the Company announced on July 8, 2008 results from six holes, Holes 08-29 and 08-35 through 39, which extended the Jose Manto to an area of at least 300 metres by 400 metres. Also reported was mineralization in outlying Hole 08-32 which may extend the manto an additional 600 metres to the southeast. This mineralization occurs at the same depth and in the same limestone unit as the Jose Manto, and 50 metre offset drilling is underway to find the axis of mineralization before attempting to link this intercept back to the main body of the Jose Manto.

The best new intercept was Hole 08-39, which cut 3.46 metres of 612 grams per tonne (g/t) silver (17.8 ounces per ton (opt), 11.59% lead and 13.20% zinc: including 2.36 metres of 772 g/t silver (22.5 opt), 13.42% lead and 16.39% zinc.

From results to date, a picture of the Jose Manto is beginning to emerge. The manto or "sheet" appears to be elongated in a northwest to southeast direction with a higher grade core approximately 150 to 200 metres wide. The "Jose" zone is encased by an alteration halo and alteration intensity and geophysics are being used to trace mineralization back towards an inferred buried mineralizing intrusive centre. The approach taken for this early exploration phase is to drill systematic 50 to 100 metre offsets of the better holes to best define the axis of maximum thickness of the manto and follow it to its source.

A third drill rig is testing a variety of geophysical targets including those generated by a recently completed 88 line kilometre detailed gravity survey covering an area of 10 kilometres by 20 kilometres. This survey has identified a significant gravity anomaly coincident with the magnetic low associated with the Jose Manto. This anomaly is located between 650 and 750 metres to the southeast of the main drill area and is untested at this time. A second area of interest is developing 3,500 metres to the northwest along the Jose Manto Trend where the gravity survey has detected another significant anomaly under alluvial cover.

From January 1, 2008 to June 30, 2008, the Company drilled approximately 17,568 metres in 38 holes.

The Company spent a cumulative total of $5,703,786 in exploration costs at Cinco de Mayo to June 30, 2008 (2007 - $1,342,189), including $2,928,107 during the period. Exploration programs at Cinco de Mayo by the Company for 2008 were budgeted for approximately $2.4 million. However, results warranted accelerated and expanded programs.

The Batopilas (Don Fippi) Property

The 100%-owned Batopilas project area covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua, which produced some 300 million ounces of silver between 1632 and 1912. The Batopilas land package, assembled in 2003 by MAG, represents 94% of the Batopilas Native Silver District and the first-ever consolidation of the district’s 70-plus mines and mineral occurrences.

The 2008 drilling program began at the end of January and progressed through to the end of the period. On May 5, 2008, the Company announced results from Hole BA08-21 which encountered a broad zone of silver, lead and zinc mineralization in Hole BA08-21 located in the Animas area. The zone starts immediately beneath the casing at 9.02 metres down hole and extends to 70.87 metres for a total core length of 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc.

This broad anomalous mineralized zone is hosted in sedimentary rocks lying above a quartz-monzonite dike and includes three separate zones containing significant values. The best is 3.84 metres of 90.4 g/t silver, 2.65% lead and 3.03% zinc. Another intercept reports as 4.91 metres grading 35.9 g/t silver, 0.75% lead and 2.07% zinc. Near the top of the hole there is 5.11 metres grading 44.3 g/t silver, 2.02% lead and 1.86% zinc. Not enough information is available as yet to estimate true thickness of the zone.

Work now is focused on tracing this mineralization to where the Company believes it is in proximity to both the intrusive centre and major structures cutting the more prospective stratigraphy. An extensive road and trenching program, begun in May and designed to cut areas with high silver in soil and rock chip geochemical anomalies, will afford access to the central area later this year.

A down-hole Pulse Electromagnetic geophysical survey in the three critical areas targeted in this drill program to date was initiated in late April. No anomalous responses were detected.  No further geophysics is contemplated at this time.

From January 1, 2008 to June 30, 2008, the Company has drilled approximately 3,816 metres in 9 holes.

The Company spent a cumulative total of $4,605,000 in exploration costs at Batopilas to June 30, 2008 (2007 - $3,063,333), including $1,260,587 during the period. Budgeted exploration programs by the Company for 2008 approximate $955,800 however results warranted extended programs.

Lagartos Land Package

Following up the Juanicipio Joint Venture’s success of the Valdecañas Vein discovery, the Company in 2006 amassed a large land package, approximately 135,000 hectares, surrounding the Juanicipio property. Two claim groups, Lagartos NW and Lagartos SE, lying northwest and southeast of the Juanicipio Joint Venture, were secured through acquisition and staking. Both properties lay along the “Fresnillo Silver Trend”, a large regional structural zone hosting world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

A drill campaign in the covered terrain to the eastern side of Lagartos NW was initiated in late April 2008. The program was designed to drill a fence of holes along the eastern boundary of this claim block across the projection of the Valdecañas-San Carlos-Juanicipio Vein trend. The 5,000 metre drill program is ongoing and is designed to initially test the depth of the alluvial cover in this area of the Lagartos NW claim block.  Results are pending.

At Lagartos SE reconnaissance field work has located a series of previously worked veins on the eastern side of the Zacatecas district. They are the San Jose, Los Caballos and the Puerto Rico vein sets. Surface work indicates that these veins and their ancillary structures are exposed for over 1,500 metres in a northwest direction.  Two of these vein structures have returned high silver values from routine dump and surface sampling. Neither of the vein structures has been drilled. Drill permitting work is in progress.

Two other areas in the Lagartos SE area have been identified through prospecting and geological field work. Sampling in the Majadas – El Pajaro zone to the east of the historic Mala Noche Vein set of the Zacatecas district has returned highly anomalous silver and gold values.  The zone is over 1,500 metres long and about 150 metres wide in several places.  Samples were collected as grab samples or composite samples over a 5 metre width from surface rubble and very poorly exposed outcrops.  Assayed values over this broad area ranged from 0.5 g/t to 6.4 g/t gold and from 2 g/t to 340 g/t silver. No modern exploration or drilling has been conducted in this area.  Drill permitting is underway.

The Company had spent a cumulative total of $5,475,945 in exploration costs at Lagartos to June 30, 2008 (2007 - $3,070,470) including $1,134,944 during the period. Budgeted exploration programs by the Company for 2008 approximate $1,877,800.

Guigui Property

The 100%-owned Guigui property covers approximately 4,500 hectares within the Santa Eulalia Mining District, 22 kilometres east of Chihuahua City, Chihuahua, and is a key project within MAG’s CRD portfolio. MAG controls all of the ground to the immediate south and between the east and west Camps of the Santa Eulalia, the world’s largest known CRD, producing nearly 450 million ounces of silver and substantial amounts of lead and zinc over the nearly 300-year period from 1702-2001.

A 600-line kilometer airborne electromagnetic and magnetic survey flown in late 2006 was integrated in early 2007 with substantial database accumulated at Guigui. Work is being processed to design a follow up exploration program in the later half of 2008.

No other work was carried out at Guigui during the period ending June 30, 2008.

The Company spent a cumulative total of $1,456,600 in exploration costs at Guigui to June 30, 2008 (2007 - $1,443,443), including $6,200 during the period.  Budgeted exploration programs by the Company for 2008 approximate $65,100.

Sierra de Ramirez Property

Another of our district-scale CRD projects, Sierra Ramirez is made up of a large landholding (200 square kilometres) covering a Carbonate Replacement Deposit District that produced high-grade silver-lead-zinc ores (silver grades in the 1,000-3,000 g/t range) from Spanish colonial times to the mid-1960s.

The Sierra Ramirez District lies in eastern Durango State, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District.

Initially MAG executed district-scale mapping and sampling in 2004, with a focus on determining the size of the mineralized zone(s) and confirming existing concepts of district metal zoning. The resulting district-scale metal ratio zoning patterns revealed three principal mineralization centres. Unfortunately inclement weather and other priorities resulted in little field work in 2006.

MAG Silver flew a 2,000 line kilometre magnetic and electromagnetic survey, completed in February 2007, that enhanced our knowledge and provided direct targeting in a number of favourable areas.

To date in 2008 structural and geological mapping continues and drill permitting is in progress. Preliminary work was largely completed by period end.  A drill program is being planned to commence by late fall of 2008.

The Company spent a cumulative total of $506,898 in exploration costs at Sierra de Ramirez to June 30, 2008 (2007 - $378,942), including $72,270 during the period.  Budgeted exploration programs by the Company for 2008 approximate $1,033,800.

Sello/El Oro Property

Drilling in the first quarter of 2008 failed to return results of interest and subsequently no further work was recommended.  Although very narrow veins with significant values were reported the overall results and lack of other favorable geotechnical characteristics indicate the low exploration potential of the property.

In April 2008, the Company terminated its option agreement on Sello and El Oro, and consequently, costs of $1,221,019 were written-off at that time.

Other Properties

Two new projects were established during the later part of 2007 and the first quarter of 2008.

Nuevo Mundo is in eastern Zacatecas State and is geologically located along the structural trend known to host Carbonate Replacement Deposits (CRDs) and all of our CRD projects (Sierra Ramirez, Guigui and Cinco de Mayo). It is also not far from Peñasquito and ties onto the eastern boundary of the Camino Rojo gold discovery of Canplats Resources. No field work has been carried out to date.

La Lorena is located in Guanajuato state within the Fresnillo Silver Trend and was acquired by staking a large area with early indications derived from satellite and ground work of a similar geological environment as seen at Juanicipio. Reconnaissance field work has been carried out and several areas have been targeted for further follow-up.  Work is in progress.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at August 13, 2008, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	49,153,466
Stock Options	3,272,195	$1.06 - $14.15	18 mos to 5 years
Fully Diluted	52,425,661

LIQUIDITY AND CAPITAL RESOURCES

At August 13, 2008 the Company had 49,153,466 issued and outstanding common shares.  At June 30, 2008 the Company had 49,153,466 common shares issued and outstanding.  The Company issued a total of 2,199,270 common shares during the period ended June 30, 2008 for cash proceeds of $12,855,647 (2007 – 5,597,786 for cash proceeds of $22,441,949). In the six months ended June 30, 2008 there were no shares (2007 – Nil) issued for mineral properties.  Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity.  At June 30, 2008 the Company had cash and cash equivalents on hand of $64,815,966 compared to cash and cash equivalents of $21,936,720 at June 30, 2007. The primary use of cash during the period was for acquisition and exploration expenditures and investment in the Juanicipio project, being approximately $6,589,491 (2007 - $2,882,919), management and consulting fees of $620,638 (2007 - $422,544) and other general and administrative expenses of $844,495 (2007 - $830,047). The Company had $65,178,059 in working capital as at June 30, 2008 compared to $21,769,521 at June 30, 2007.

Current liabilities of the Company at June 30, 2008 amounted to $1,640,415 (2007 - $1,049,617) mostly being attributable to accrued exploration expenses.

The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of two years.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to Note 9 and 10 of the interim statements for the period ended June 30, 2008.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Other Items
The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2010.

The scale and scope of the Juanicipio project could change this timeline as exploration progresses or as development is undertaken. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

For the period ended June 30, 2008 the Company’s president received $189,431 in compensation for management services (2007 - $127,064) including an annual performance bonus of $80,000 (2007 - $50,000).

For the period ended June 30, 2008 a private company controlled by an officer of the Company received $126,254 in compensation for consulting services (2007 - $101,920) including an annual performance bonus of $60,000 (2007 - $40,000).

For the period ended June 30, 2008 the Company’s CFO received $50,000 in compensation as a bonus for management services (2007 - $Nil).

The Company paid or accrued non-executive directors fees of $102,500 during the period ended June 30, 2008 (2007 - $50,000).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. DE C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended June 30, 2008 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $68,261 (2007 - $62,401) and exploration costs totaling $1,119,576 (2007 - $521,747) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with a common director and common officer. During the period ended June 30, 2008 the Company accrued or paid Platinum Group Metals Ltd. $67,891 under the office service agreement (2007 - $68,195).

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended June 30, 2008 the Company accrued or paid Anthem $41,095 under the office lease agreement (2007 - $31,167).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING POLICIES

The Company’s critical accounting policies are set out in the Annual Management Discussion and Analysis for the year ended December 31, 2007.

NEW ACCOUNTING POLICIES

The Company’s new accounting policies are set out in Note 2 of the unaudited Consolidated Interim Financial Statements for the period ended June 30, 2008.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of December 31, 2007 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company has retained an independent third party specialist to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006 and 2007 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

There have been no changes in internal control over financial reporting during the period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Other Information

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2007, may be found on SEDAR at www.sedar.com.